04036033

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y M D
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.		04 05 31	04 07 21
ISSUER ADDRESS			
1400 – 400 BURRARD STREET			
CITY/ VANCOUVER PROVINCE BC	POSTAL CODE V6C 3G2	ISSUER FAX NO. 604-643-1789	ISSUER TELEPHONE NO. 604-689-1749
CONTACT PERSON STUART ROGERS	CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-689-1749
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"GEORGE MAINAS"	GEORGE MAINAS	04 07 21
"STUART ROGERS"	STUART ROGERS	04 07 21

FIN51-901F Rev.2000/12/19

8/5

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
AUG 04 2004
WASH, D.C. 155 SECTION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.

The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

May 31, 2004 and February 29, 2004

	May 31, 2004	Feb. 28, 2004 (audited)
Assets		
Current assets:		
Cash	$ 7,375	$ 11,371
Accounts receivable	1,714	1,563
	9,089	12,934
Cable distribution licences	1	1
	$ 9,090	$ 12,935
Liabilities and Deficiency in Assets		
Current liabilities:		
Accounts payable and accrued liabilities	$ 53,776	$ 53,724
Due to related parties (note 5)	226,851	206,851
	280,627	260,575
Deficiency in assets:		
Share capital (note 6)	7,358,260	7,358,260
Deficit	(7,629,797)	(7,605,900)
	(271,537)	(247,640)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 9,090	$ 12,935

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three months ended May 31, 2004 and 2003

	2004	2003
Administrative expenses:		
Consulting	$ 4,500	$ 4,500
Filing fees	1,250	-
Management fees	7,500	10,135
Office	8,378	8,297
Printing	-	-
Professional fees	1,678	1,214
Transfer agent	591	555
Travel and promotion	-	-
	23,897	24,701
Loss for the period	23,897	24,701
Deficit, beginning of period	7,605,900	7,463,878
Deficit, end of period	$ 7,629,797	$ 7,488,579
Loss per share	$ 0.006	$ 0.011

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three months ended May 31, 2004 and 2003

	2004	2003
Cash provided by (used in):		
Operations:		
Loss for the period	$ (23,897)	$ (24,701)
Changes in operating working capital:		
Accounts receivable	(151)	(125)
Accounts payable and accrued liabilities	52	(1,656)
	(23,996)	(26,482)
Financing:		
Issue of shares	-	-
Due to related parties	20,000	25,744
	20,000	25,744
Increase (decrease) in cash position	(3,996)	(738)
Cash position, beginning of period	11,371	1,138
Cash position, end of period	$ 7,375	$ 400

See accompanying notes to consolidated financial statements.

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is incorporated under the Company Act (British Columbia). Its primary business activity is the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is concurrently investigating other opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To May 31, 2004 the Company has generated no revenues and has incurred significant operating losses. At May 31, 2004 the Company had a working capital deficiency of $271,538. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in a prior fiscal year.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options under Exchange Rules.

Effective March 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, no compensation expense was recorded at the time options were granted, when the options were granted at market prices. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(f) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(h) Comparative figures:

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company received a ten year licence with an expiry date of February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 1999. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced the US $250,000 referred to above to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with US$550,000 advanced by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. On May 13, 2004, the Boston Group filed an appeal of the Court order. The outcome of this appeal and the outcome of arbitration, should the Boston Group choose to pursue arbitration, is not determinable at this time.

5. Due to Related parties:

During the three months ended May 31, 2004 the Company was charged management fees of $7,500 (2003 - $10,135) by an officer and director. During this same period, consulting fees of $4,500 (2003 - $4,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

During fiscal 2001, the Company consolidated its authorized and issued share capital on a five old for one new basis and subsequently increased its authorized share capital to 100,000,000 common shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, May 31, 2003	2,302,321	$ 7,113,503
Shares Issued:	nil	nil
By way of private placement	1,125,000	112,500
On exercise of warrants	322,580	132,257
Balance, May 31, 2003	3,749,901	$ 7,358,260

During fiscal 2004, the Company issued 1,125,000 units by way of a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.11 for one year.

(c) Share purchase warrants:

There were 1,125,000 share purchase warrants outstanding at May 31, 2004. Each share purchase warrant is exercisable to purchase one common share at $0.11 per share until expiry on November 18, 2004.

(d) Stock options:

There were no stock options outstanding or exercisable at May 31, 2004.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MAY 31, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three month period ended May 31, 2004. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at July 21, 2004.

Overview

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities on an international basis, primarily in the resource exploration sector. A number of properties were reviewed but the company was unable to finalize any agreements during the period

In June, 2004 the Company was notified by legal counsel in California that an appeal has been filed with U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to the legal proceeding against the Company that had previously been initiated by the Boston Group in December 2002 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003 and management of the Company is of the opinion that this appeal is without merit.

Results of Operations

Consulting fees of $4,500 incurred during the three month period ended May 31, 2004 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a director of the Company for provision of ongoing administrative services.

Professional fees of $1,678 during the three month period ended May 31, 2004 were slightly higher than the $1,214 incurred during the three month period ended May 31, 2003. This was due to additional legal fees incurred in the U.S. to respond to an appeal filed by the Boston Group with respect to a matter dismissed by Federal Court for the District of San Francisco in California in June, 2003.

Management fees of $7,500 incurred during the three month period ended May 31, 2004 were reduced from the same period a year prior (2003 - $10,175), with the decrease due to a reduction in the monthly amount charged to $2,500 (Cdn) from the $2,500 (US) charged during the same period a year prior.

During the three month period ended May 31, 2004 office expenses of $8,378 were relatively unchanged from the $8,297 incurred during the same period a year prior.

Transfer agent fees of $591 incurred during the three month period ended May 31, 2004 were increased only slightly from the $555 incurred during the same period a year prior.

Filing fees of $1,250 were incurred during the three month period ended May 31, 2004 for the Company's quarterly sustaining fee charged NEX board listed companies by the TSX Venture Exchange; this quarterly fee was only instituted in late 2003 and was not charged during the three month period ended May 31, 2003.

There were no travel expenses incurred during the three month periods ended May 31, 2004 or May 31, 2003.

Primarily as a result of a decrease in the management fees charged during the period, as referenced above, the Company's loss for the three month period ended May 31, 2004 was reduced slightly to $23,897 from the $24,701 incurred during the three month period ended May 31, 2003.

Summary of Quarterly Results

	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss ($)	$ 23,897	$ 41,410	$ 24,707	$ 51,204	$ 24,701	$ 41,504	$ 29,192	$ 54,100
Per Share	$ 0.006	$ 0.011	$ 0.010	$ 0.022	$ 0.011	$ 0.018	$ 0.013	$ 0.023

Quarterly losses during the fiscal year ended February 28, 2003 were relatively constant with the exception of the second quarter of fiscal 2003, when the Company incurred additional professional fees for the review of potential acquisitions. Quarterly losses during the year ended February 29, 2004 were also relatively consistent with the exception of the second and fourth quarters of fiscal 2004 when additional legal fees were incurred due to legal costs related to a lawsuit initiated in the Federal Court for the District of San Francisco in California by the Boston Group with regard to a partnership agreement entered into with the Boston Group in September, 1996.

The loss for the first quarter of fiscal 2005, being the three month period ended May 31, 2004 was reduced to $23,897 from the $41,410 incurred during the fourth quarter of fiscal 2004 due to a reduction in professional fees charged during the period.

Liquidity and Capital Resources

At May 31, 2004 the Company had a working capital deficiency of $271,538 and cash on hand of $7,375. This compares to a working capital deficiency of $247,641 and cash of $11,371 at the prior year-end of February 29, 2004.

Cash decreased by $3,996 during the three month period ended May 31, 2004. This decrease in cash and working capital was the result of negative cash flow from operations of $23,996 and an increase of $20,000 in the amount due to related parties.

The Company will be required to raise additional funds to fund its ongoing operating expenses. There are currently 1,125,000 share purchase warrants exercisable at $0.11 that may result in the Company receiving up to $123,750 if they are exercised prior to their expiry on November 18, 2004. Under the rules of the NEX Board of the TSX Venture Exchange, the Company is unable to issue more than approximately 300,000 shares until after the one year anniversary in of its last private placement in November, 2004. Until that time, the Company will be dependent on advances from related parties or the receipt of funds from the exercise of warrants to maintain its activities.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company in the future depends on the Company's ability to obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Related Party Transactions

During the three month period ended May 31, 2004, the Company accrued management fees totalling $7,500 to the President of the Company.

In addition, the Company paid consulting fees of $4,500 to a private company controlled by the Chief Financial Officer of the Company for the provision of administrative services.

Investor Relations

No investor relations activities were undertaken during the period.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: foreign operations and foreign government regulations, competition, uninsured risks, capitalization requirements, commercial viability, and the requirement for obtaining permits and licenses for the Company's operations in the jurisdictions in which it operates.

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stuart Rogers, Chief Financial Officer of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification Of Disclosure In Issuer's Annual And Interim Filings*) of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. (the issuer) for the period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 21, 2004

"Stuart Rogers"

Chief Financial Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, George Mainas, President of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification Of Disclosure In Issuer's Annual And Annual Filings*) of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. (the issuer) for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 21, 2004

"GEORGE MAINAS"

President